Exhibit 99.1

CI Financial To Acquire Corient Capital Partners, a US$5.0-Billion Wealth Management Firm Serving the Ultra-Affluent

Addition of California RIA deepens CI’s presence in ultra-high-net-worth segment and increases U.S. wealth management assets to US$125 billion

MIAMI & TORONTO & NEWPORT BEACH, Calif.--(BUSINESS WIRE)--February 22, 2022--CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX), today announced an agreement under which CI will acquire Corient Capital Partners, LLC (“Corient”), a Newport Beach-based wealth management firm overseeing US$5.0 billion on behalf of ultra-high-net-worth individuals and families across the United States.

Founded in 2015 by a team of highly experienced advisors, Corient delivers a client-focused, comprehensive wealth management service that aligns precisely with the vision of CI Private Wealth. Corient combines a holistic advisory model with an alternative investments platform designed to meet client needs in all areas of wealth and investment management. Corient is home to 24 full-time employees, who work primarily with entrepreneurs, executives, athletes, families and charitable foundations.

“Corient is an exceptional firm with a first-rate, highly dedicated team,” said Kurt MacAlpine, CI Chief Executive Officer. “Corient’s deep relationships with their clients and commitment to their success have directly contributed to the firm’s tremendous growth, reaching $5 billion in assets in just seven years.

“The team’s extensive experience and success in serving ultra-high-net-worth individuals and families will deepen CI Private Wealth’s presence and expertise in this important segment, and Corient’s location in the Los Angeles region, one of the country’s largest and most dynamic economies, is a solid foundation for continued strong growth.”

“We are excited to join CI Private Wealth and partner with what are, without question, some of the highest-quality firms in our industry,” said Darren Henderson, Corient Partner. “The CI Private Wealth Partnership model supports the continued enhancement of the services we offer our clients, while as partners, we will participate fully in the development of a new, national private wealth firm.”

The transaction was supported by Merchant Investment Management, LLC, which has been an equity investor in Corient since 2020.

“We thank the Merchant team for their partnership,” said Corient Partner Chris Copps. “Working with them has been a pleasure and we appreciate the confidence they placed in our firm.”

This transaction is expected to increase assets in CI’s U.S. Wealth Management segment to approximately US$125 billion (C$158 billion). With the completion of other outstanding transactions, CI’s total assets under management and advisement globally are expected to reach approximately US$311 billion (C$393 billion).

The transaction is expected to close in the second quarter of 2022, subject to regulatory approvals and other customary closing conditions. Ernst & Young Capital Advisors, LLC served as advisors to Corient and legal advice was provided by Alston & Bird. CI’s legal advisor was Hogan Lovells US LLP. Financial terms were not disclosed.

Financial amounts are as at December 31, 2021.

About Merchant Investment Management

Merchant is a private partnership providing growth capital, management resources, strategic opportunities and direction to independent financial services companies, particularly those focused on wealth and asset management. For additional information, please visit www.merchantim.com.

About CI Financial

CI Financial Corp. is an integrated global wealth and asset management company. CI managed and advised on approximately C$384.1 billion (US$304.0 billion) in client assets as at December 31, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, Balasa Dinverno Foltz LLC, BRR OpCo, LLC, Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, CPWM, LLC, Congress Wealth Management LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Gofen & Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, RegentAtlantic Capital, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, R.H. Bluestein & Co., Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisitions of Corient and Northwood Family Office Ltd. will be completed and their asset levels will remain stable and that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward- looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
610-415-1145
cifinancial@gregoryfca.com